UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Bay Banks of Virginia, Inc.

(Name of Issuer)

Common Stock, par value $5.00

(Title of Class of Securities)

072035108

(CUSIP Number)

Scott H. Richter, Esq.

LeClairRyan, A Professional Corporation

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, Virginia 23219

(804) 783-2003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Julien G. Patterson
2.	Check the Appropriate Box if a Member of Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 290,243(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 290,243(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,243(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.03%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,561 shares of Common Stock underlying outstanding stock options.
(2)	Based on 4,810,856 shares of Common Stock issued and outstanding on December 31, 2012.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $5.00 per share (the “Common Stock”), of Bay Banks of Virginia, Inc., a Virginia corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 100 South Main Street, Kilmarnock, Virginia 22482.

Item 2. Identity and Background.

This statement on Schedule 13D is being filed by Julien G. Patterson (“Mr. Patterson”). Mr. Patterson is Chairman of OMNIPLEX World Services Corp. and his business address is 14151 Park Meadow Drive, Chantilly, Virginia 20151. During the last five years, Mr. Patterson has not been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors, nor has he been a party to a civil proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Patterson is a director of the Issuer and is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On December 31, 2012, Mr. Patterson acquired 258,824 shares (the “Shares”) of the Issuer’s Common Stock at a purchase price of $4.25 per share in a private placement exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder. Mr. Patterson paid cash for the Shares out of personal funds and the aggregate purchase price paid amounted to $1,100,002.

Prior to December 31, 2012, Mr. Patterson purchased shares of Common Stock from time to time in open market transactions and also was granted options to purchase Common Stock by the Issuer.

Item 4. Purpose of the Transaction.

The Shares were acquired for long-term investment purposes by Mr. Patterson. Mr. Patterson has no present plans to acquire additional shares of Common Stock (other than pursuant to stock options), but reserves the right to buy, sell or otherwise engage in transactions in the Common Stock in the future.

Except as disclosed herein, Mr. Patterson has no present plans or proposals that relate to or would result in any actions or events required to be described in Item 4 of Schedule 13D. Mr. Patterson currently serves on the board of directors of the Issuer. As a director of the Issuer, Mr. Patterson may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interests in Securities of the Issuer.

(a) As of December 31, 2012, Mr. Patterson is the direct beneficial owner of 31,419 shares of Common Stock and an indirect beneficial owner of 258,824 shares of Common Stock held in a revocable trust of which he serves as trustee. Based on 4,810,856 shares of Common Stock issued and outstanding as of December 31, 2012, as reported by the Issuer to Mr. Patterson, he may be deemed to beneficially own 6.03% of the outstanding shares of the Issuer’s Common Stock.

(b) Mr. Patterson possesses the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 290,243 shares of Common Stock as a result of his personal ownership of such shares and his position as trustee of a revocable trust as set forth herein.

(c) Except as set forth in Item 3 herein, each Mr. Patterson has not effected any transactions in shares of Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between Mr. Patterson and any other person with respect to the securities of the Issuer. Other than as described herein, and Mr. Patterson being on the board of directors of the Issuer, there are no contracts, arrangements, understandings or relationships between the Issuer and Mr. Patterson with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2013	/s/ Julien G. Patterson
Julien G. Patterson

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